Joan S. Guilfoyle Senior Counsel 901 New York Avenue NW 3rd Floor East Washington, DC 20001-4432	Direct 202.524.8467 Main 202.618.5000 Fax 202.618.5001 jguilfoyle@loeb.com

September 18, 2023

Benjamin Holt

Jeffrey Gabor

Shannon Menjivar

Howard Efron

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	American Acquisition Opportunity Inc.
Amendment No. 5 to Registration Statement on Form S-4 Filed August 24, 2023 File No. 333-268817

Dear Mr. Holt, Mr. Gabor, Ms. Menjivar, and Mr. Efron:

On behalf of our client, American Acquisition Opportunity Inc., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated August 31, 2023 (the “Comment Letter”) regarding Amendment No. 5 to the Company’s Registration Statement on Form S-4 the “Fifth Amended Registration Statement”). Concurrent herewith, we are filing Amendment No. 6 to the Registration Statement reflecting the changes set forth below (the “Sixth Amended Registration Statement”). For ease of reference, we have reproduced the comments below in bold with our response following each comment.

Amendment No. 5 to Registration Statement on Form S-4 filed August 24, 2023

Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended June 30, 2023, page 49

1.

It appears that the updated unaudited pro forma information presented on pages 49 to 51 does not actually represent the 6-month interim period ended June 30, 2023. It appears that the numerical information presented on pages 49 to 51 actually is identical to the numerical information presented on pages 52 to 54 which relates to the full year ended December 31, 2022. Please provide the updated unaudited pro forma information for the interim period in an amended filing.

Response: The Pro Forma Data presentation for the six-month interim period has been corrected in accordance with the Staff’s comment.

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Unaudited Pro Forma Condensed Combined Statements of Operations, page 52

2.

We note your response to comment 1 and it appears that the information provided within your tables on page 59 continue to have a number of inconsistencies with information provided elsewhere within your filing. It appears that the weighted average shares as well as the net loss per share information presented in the historical columns for Royalty and American Acquisition Opportunity on page 59 do not agree with the historical financial statements presented elsewhere in the filing and do not agree to the amounts presented on pages 52 to 54. Please update the information within your filing to address the inconsistencies between the amounts included within your table on page 59 and the amounts presented in your historical financial statements and to address the inconsistencies between the weighted average share amounts and net loss per share amounts presented on pages 52 to 54 and the amounts presented in your historical financial statements.

Response: The referenced tables have been corrected in accordance with the Staff’s comment.

Certain Royalty Projected Financial Information, page 76

3.

We note your response to comment 4. Please revise to make clear whether the disinterested board members still believe the Royalty financial projections have a reasonable basis. In this regard, we note your statement that “[d]ue to the fact that the original projections were reasonable at the time of the transaction signing, the disinterested board members in their business judgement did not request updated projections but rather focused on actual results.” Refer to Item 10(b)(3)(iii) of Regulation S-K.

Additionally, please revise to make clear, if true, that the disinterested board members still recommend the business combination despite Royalty’s failure to achieve projected results to date. In this regard, we note your inclusion of the Royalty financial projections as one of the range of factors the American Acquisition Opportunity board considered in approving the business combination and recommending it to stockholders.

Response: The disclosure has been revised to state that that the disinterested directors believe that the projections had a reasonable basis at the time the projections were provided. As disclosed, the disinterested board did not think it necessary to obtain new projections after the merger agreement had been signed as it deemed that actual results were more critical. The disinterested board reviews on a regular basis the results of Royalty as compared to the projections as well as the reasons for the variations between the projections and the actual results. While the actual results are not as projected, the disinterested board believes that there are a range of factors resulting in this difference and continues to recommend approval of the business combination.

4.

We note that the company attributes the missing of projections to the delay in closing of the transaction. Please revise to clarify how the delay accounts for the significant difference in your projected and actual revenues. Please revise to disclose all material assumptions used to develop the projections. Please also update your disclosure in “Key Factors Affecting Our Performance” in your MD&A.

Response: The disclosure has been revised to disclose that the delay in the closing was one of the reasons for the variance between actual results and projected results.  The material assumptions used have been disclosed.

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5.

We note the disclaimers throughout this section that readers are cautioned not to rely on the projections in making a decision regarding the transaction. While it is acceptable to include qualifying language concerning subjective analyses, it is inappropriate to indicate that investors cannot rely on disclosure. Please revise accordingly.

Response: The disclosure has been revised in accordance with the Staff’s comment.

Liquidity and Capital Resources, page 116

6.

We note your response to comment 5. Please revise your disclosure to provide updated information about Royalty’s financial position and further risks to its business operations and liquidity in light of Royalty’s failure to achieve projected results to date.

Response: The disclosure has been revised in accordance with the Staff’s comment.

Cash Flows, page 117

7.

We note your response to comment 6 and it appears that the cash flow activity for the year ended December 31, 2022 has not been updated to agree to the restated information on page F-62. Please update the cash flow activity for the year ended December 31, 2022 and the heading for the December 31, 2022 column should be updated to indicate that the activity was restated.

Response: The Cash Flow information on page 117 has been revised in accordance with the Staff’s comment.

Unaudited Interim Financial Statements of AMERICAN ACQUISITION OPPORTUNITY INC.,

8.

Please double-check the mathematical integrity for each of the financial statements presented on pages F-2 to F-5. It appears that as of June 30, 2023 that total assets minus total liabilities (inclusive of Class A redemption value) does not equal total shareholder’s equity. Also, it appears that the column for the statements of operations for the six months ended June 30, 2023 does not calculate to the net income (loss) amount of $577,076. Additionally, it appears that the total shareholder’s equity column amount of $(4,371,310) as of December 31, 2022 as presented on page F-4 does not correspond to the amount presented on the balance sheet on page F-2. The items identified above are simply a sample and you should double-check the amounts in each of the financial statements as indicated above and make corrections is an amended filing and advise us accordingly. The selected historical financial information on page 29 will need to be updated and the balance sheet amounts on page F-2 should agree with the corresponding amounts within the unaudited pro forma balance sheet for the historical SPAC column on page 46.

Response: The referenced financial statements have been corrected in accordance with the Staff’s comment.

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U.S. Securities and Exchange Commission

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9.

Please double-check the mathematical integrity of your table on page F-17 rolling forward the changes in your warrant liabilities from January 1, 2023 to June 30, 2023. Please update in an amended filing and advise us accordingly.

Response: Page F-17 has been revised in accordance with the Staff’s comment

Condensed Consolidated Statement of Cash Flows, page F-43

10.	Please tell us what the adjustment labeled Intangible Assets in the amount of $145,000 represents.

Response: Due to change in contract terms of the transaction with Texas Tech, the classification of the investment was changed from an intangible asset to a note receivable effective 1/1/2023. Please see the response to comment #17 as well.

Note 6 – Intangible Assets, page F-68

11.

We note your response to comment 9. Please tell us for the Mining Permit Package, MC Mining, Carnegie ORR, Energy Technologies Inc., Coaking Coal Financing LLC, RMC Environmental Services LLC and Texas Tech University intangible assets whether or not they correlate directly to any of the revenue captions on your royalty projections on page 76 and summarize for us how each intangible asset correlates to the revenue caption(s).

Response: In response to the Staff’s comment, the requested information is as follows:

Mining Permit Package – This intangible is included within the caption “Surface and Mineral Rights Acquisition” as it relates to the business plan of that revenue line which is deriving a royalty from the business of surface and mineral rights..

MC Mining –This intangible is included under the caption “Real Estate” and is related to this caption as it represents an interest in lease income.

Carnegie ORR – This intangible is included under the caption “Carnegie 2” and is related to this caption as it the underlying mining site identified.

Energy Technologies Inc. – This intangible is included under the caption “ETI – Clean Energy” and is related to this caption as it is the underlying item for this revenue line.

Coaking Coal Financing LLC – No, this was not included in projections.

RMC Environmental Services LLC – No, this was not included in projections.

Texas Tech University – No, this was not included in projections

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12.

Regarding your response to comment 9 as it relates to the Mining Permit Package as well as to Carnegie Override Royalty (combined as the “Permit Royalties”) you have indicated that tonnage royalty shall continue until such time all coal is mined from the Permit Royalties and that you view this will continue for the foreseeable future. Please provide a fulsome response related to your considerations of Accounting Standards Codification (ASC) 350-30-35-3, 3(c) and 35-4. In your response, please tell us if there is a timeframe associated with the permits (for each of the Permit Royalties) and whether or not the permits require renewal and describe the renewal process and the relative significance of permit renewal costs. Additionally, tell us how you gave consideration to resource constraints including whether the coal reserves to be mined are resource limited in either years or tonnage. Further, help us understand your consideration of section 35-4 which indicates that indefinite life determination with respect to a life that extends beyond the foreseeable future means that “there is no foreseeable limit on period of time over which it is expected to contribute to the cash flows of the reporting entity.”

Response: In response to the Staff’s comment, please note the determination was made in accordance with the following guidance with the application of the guidance to the specific royalty stream indicated in bold

Mining Permit Package

ASC 350-30-35-1

The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible with a finite useful life shall be amortized; an intangible asset with an indefinite useful life shall not be amortized.

ASC 350-30-35-3

The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular, all of the following factors with no one factor being more presumptive than the other:

a. The expected use of the asset by the entity. Royalty

b. The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate. NA

c. Any legal, regulatory, or contractual provisions that may limit the useful life. The cash flows and useful lives of intangible assets that are based on legal rights are constrained by the duration of those legal rights. Thus, the useful lives of such intangible assets cannot extend beyond the length of their legal rights and may be shorter. The permitting requirements allow for automatic annual renewals provided as long as minimum standards are being abided by.

d. The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants, adjusted for entity specific factors in this paragraph. Within the mining industry most contracts contain automatic renewals which avoid risks of future permit or regulator review or transfers

e. The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels). Low effect as royalty is based off of sales for inputs into the steel production

f. The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). As in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not. Noted.

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ASC 350-30-35-4

If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. The Permits are operated under an assumption of automatic 5-year renewals which is standard for the industry. Ongoing renewal costs are minimal and are mostly clerical in nature. Future potential renewal modifications or delays are unknown at the present time. The company is not the operator of the permits and therefore does not have decision making power over speed or volume in which the underlying resources are extracted therefore determining eventual useful life of contributed cash flows is not possible.

Description of Asset and future cash flows. On January 3, 2022, Roalty entered into an agreement with a Kentucky licensed engineer to create three coal mining permits for the total payment of $75,000, payable in equal weekly installments over the course of 36 weeks. The permits will be held in the name of American Resources Corporation, or its subsidiaries, and the Company will receive an overriding royalty in the amount of the greater of $0.10 per ton or 0.20% of the gross sales price of the coal sold from the permit. The Permits are operated under an assumption of automatic 5-year renewals which is standard for the industry. Ongoing renewal costs are minimal and are mostly clerical in nature. Future potential renewal modifications or delays are unknown at the present time.

The resources encompassed within the permit were supported by core hole testing. Royalty is not the operator and therefore does not have decision making over speed or volume in which the underlying resources are extracted.

Contract Term:	The duration of the contract shall be until such time as all the coal is mined from the Permit

Initial Investment $75,000.00

Conclusion of Indefinite Lived Determination We deem this asset indefinite lived as this tonnage royalty shall continue until such time as all the coal is mined from the Permit. As of 12/31/22, we believe this will continue for the foreseeable future. This will be evaluated annually.

Carnegie Override Royalty

ASC 350-30-35-1 The accounting for a recognized intangible asset is based on its useful life to the reporting entity.

An intangible with a finite useful life shall be amortized; an intangible asset with an indefinite useful life shall not be amortized.

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ASC 350-30-35-3

The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular, all of the following factors with no one factor being more presumptive than the other:

a. The expected use of the asset by the entity. Royalty Stream

b. The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate. NA

c. Any legal, regulatory, or contractual provisions that may limit the useful life. The cash flows and useful lives of intangible assets that are based on legal rights are constrained by the duration of those legal rights. Thus, the useful lives of such intangible assets cannot extend beyond the length of their legal rights and may be shorter. The permitting requirements allow for automatic annual renewals provided as long as minimum standards are being abided by.

d. The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants, adjusted for entity-specific factors in this paragraph. Within the mining industry most contracts contain automatic renewals which avoids risks of future permit or regulator review or transfers.

e. The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels). Low effect as royalty is based off of sales for inputs into the steel production.

f. The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). As in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not. Noted.

ASC 350-30-35-4

If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. The Permits are operated under an assumption of automatic 5-year renewals which is standard for the industry. Ongoing renewal costs are minimal and are mostly clerical in nature. Future potential renewal modifications or delays are unknown at the present time. In addition, the Company is not the operator of the permits and therefore does not have decision making power over speed or volume in which the underlying resources are extracted therefore determining eventual useful life of contributed cash flows is not possible.

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Description of Asset and future cash flows. On May 20, 2022, the Company entered into an agreement to fund the development of a series of coal mines located in Pike County, Kentucky in exchange for a promissory note to repay the Company its capital invested, plus interest, and then an ongoing overriding royalty from coal sold from the mines. $117,623.17 has been funded by the Company under this contract thus far. The permits will be held in the name of American Resources Corporation, or its subsidiaries. The Permits are operated under an assumption of automatic 5-year renewals which is standard for the industry. Ongoing renewal costs are minimal and are mostly clerical in nature. Future potential renewal modifications or delays are unknown at the present time.

The resources encompassed within the permit were supported by core hole testing. The company is not the operator and therefore does not have decision making over speed or volume in which the underlying resources are extracted.

Contract Term The duration of the contract shall be until such time as all the coal is mined from the Permit Initial Investment $117,623.17

Conclusion of Indefinite Lived Determination: Royalty deems this asset indefinite lived as the royalty from coal sold shall continue for as long as there is coal to mine from the related permits.As of 12/31/22, we believe this will continue for the foreseeable future. This will be evaluated annually.

ASC 350-35-13-17	Royalty will perform subsequent measurement as outlined by ASC 350-35-13-17

13.

Regarding your response to comment 9 as it relates to MC Mining you have indicated that the royalty terms are for 30 years with the ability to renew. Please tell us your considerations related to reaching a conclusion to set an indefinite life under (ASC) 350-30-35-4 given that there appears to be a foreseeable limit on period of time over which it is expected to contribute to the cash flows of the reporting entity (e.g., 30 years under the royalty terms). In your response, specifically summarize the renewal terms as well as the termination provisions under the royalty agreement.

In response to the Staff’s comment, please note that the the determination was made in accordance with the following guidance with the application of the guidance to the specific royalty stream indicated in bold.  With respect to the term, pursuant to Section 3(a) of the contract, the "Agreement shall be and extend for an initial term of thirty (30) years from and after the date hereof and shall continue for so long thereafter as Lessee desires to utilize the Leased Premises for the purposes set forth herein" Furthermore, the termination of the Agreement provides for in Section 3(b): "At any time during the Term, Lessee may terminate this Agreement by giving notice in writing of its intention to do so."

Response: ASC 350-30-35-1 The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible with a finite useful life shall be amortized; an intangible asset with an indefinite useful life shall not be amortized.

ASC 350-30-35-3: The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular, all of the following factors with no one factor being more presumptive than the other:

a. The expected use of the asset by the entity. Rental Income

b. The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.NA

c. Any legal, regulatory, or contractual provisions that may limit the useful life. The cash flows and useful lives of intangible assets that are based on legal rights are constrained by the duration of those legal rights. Thus, the useful lives of such intangible assets cannot extend beyond the length of their legal rights and may be shorter. The permitting requirements allow for automatic annual renewals provided as long as minimum standards are being abided by.

d. The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants, adjusted for entity specific factors in this paragraph. Within the mining industry most contracts contain automatic renewals which avoids risks of future permit or regulator review or transfer.

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e. The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels. Low effect as rent is a specific recurring amount.

f. The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). As in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not. Noted

ASC 350-30-35-4 If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. The permitting requirements allow for automatic annual renewals provided as long as minimum standards are being abided by.

Description of Asset and future cash flows: On April 1, 2022, the Company purchased the rights to receive rental income from property located in Pike County, Kentucky. The rental income is $2,500 per month and the consideration paid by the Company to the seller was a total of $149,150.44, which represents $60,000 in cash to be paid to the seller in the form of 80% of the monthly rental income until the cash consideration is paid in full, plus the issuance of $89,150.44 worth of shares of the Company that will be valued at the same per common share value at the consummation of a transaction that results in the Company becoming publicly traded.

Contract Term: Pursuant to Section 3(a) of the contract, the “Agreement shall be and extend for an initial term of thirty (30) years from and after the date hereof and shall continue for so long thereafter as Lessee desires to utilize the Leased Premises for the purposes set forth herein” Furthermore, the termination of the Agreement provides for in Section 3(b): “At any time during the Term, Lessee may terminate this Agreement by giving notice in writing of its intention to do so.”

Initial Investment: $149,150.44

Conclusion of Indefinite Lived Determination: We deem this asset indefinite lived as these rental income payments shall continue for 30 years from the initial lease signing with the ability for the lessee to use the premises as long as they desire on a renewal basis. As of 12/31/22, we believe this will continue for the foreseeable future. This will be evaluated annually. Ability to renew at option of Lessee

ASC 350-35-13-17 Royalty will perform subsequent measurement as outlined by ASC 350-35-13-17

14.

Regarding your response to comment 9 as it relates to Energy Technologies Inc. you have indicated that the royalty shall continue for the foreseeable future. Please provide a fulsome response related to your considerations of Accounting Standards Codification (ASC) 350-30-35-3, 3(e) related to the density gauge analyzer market including potential impacts to the royalty stream from development of newer technologies, obsolescence, demand and competition as well as your consideration of section 35-4. In your response, please tell us what the estimated life for a density gauge analyzer is estimated to be and tell us about the key terms of your royalty agreement including if there are any period terms in the agreement or any termination provisions in the royalty agreement. Further, help us understand your consideration of section 35-4 which indicates that indefinite life determination with respect to a life that extends beyond the foreseeable future means that “there is no foreseeable limit on period of time over which it is expected to contribute to the cash flows of the reporting entity.”

Response: Royalty’s analysis is as follows:

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ASC 350-30-35-1 The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible with a finite useful life shall be amortized; an intangible asset with an indefinite useful life shall not be amortized.

ASC 350-30-35-3 The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular, all of the following factors with no one factor being more presumptive than the other:

a. The expected use of the asset by the entity. Royalty Stream

b. The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate. NA

c. Any legal, regulatory, or contractual provisions that may limit the useful life. The cash flows and useful lives of intangible assets that are based on legal rights are constrained by the duration of those legal rights. Thus, the useful lives of such intangible assets cannot extend beyond the length of their legal rights and may be shorter. None noted

d. The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants, adjusted for entity-specific factors in this paragraph. Within technology royalty agreements, automatic extensions are common as long as agreements are adhered to and payments made.

e. The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels). Low effect as royalty is based off of sales of proven technology used in multiple resource industries Additionally the deployed equipment can be moved to different locations for further use. The life of the equipment is based on the volume of material which flows through the equipment. The company is not the operator of the underlying resource and therefore it is undeterminable the useful of life of the underlying equipment.

f. The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). As in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not. Noted

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ASC 350-30-35-4 If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. Low effect as royalty is based off of sales of proven technology used in multiple resource industries Additionally the deployed equipment can be moved to different locations for further use. The life of the equipment is based on the volume of material which flows through the equipment. The company is not the operator of the underlying resource and therefore it is undeterminable the useful of life of the underlying equipment.

Description of Asset and future cash flows On September 30, 2022, the Company entered into an agreement to purchase, for the consideration of $52,700, a partial interest in a density gauge analyzer that is manufactured by Energy Technologies, Inc. and will be repaid to the Company on a per ton of coal basis from coal sold by using the density gauge analyzer.

15.

Regarding your response to comment 9 as it relates to Coking Coal you have indicated that the royalty shall continue as long as the permit remains and that you view this will continue for the foreseeable future. Please provide a fulsome response related to your considerations of Accounting Standards Codification (ASC) 350-30-35-3, 3(c) and 35-4. In your response, please tell us if there is a timeframe associated with the permit and whether or not the permits require renewal and describe the renewal process and the relative significance of permit renewal costs. Further, help us understand your consideration of section 35-4 which indicates that indefinite life determination with respect to a life that extends beyond the foreseeable future means that “there is no foreseeable limit on period of time over which it is expected to contribute to the cash flows of the reporting entity.” Also, include within your response the reason for the change in the amount of the asset for the reporting periods presented.

Response: Royalty’s analysis is as follows:

ASC 350-30-35-1 The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible with a finite useful life shall be amortized; an intangible asset with an indefinite useful life shall not be amortized.

ASC 350-30-35-3: The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular, all of the following factors with no one factor being more presumptive than the other:

a. The expected use of the asset by the entity. Royalty stream.

b. The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate. NA

c. Any legal, regulatory, or contractual provisions that may limit the useful life. The cash flows and useful lives of intangible assets that are based on legal rights are constrained by the duration of those legal rights. Thus, the useful lives of such intangible assets cannot extend beyond the length of their legal rights and may be shorter.

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The contract for electrical consumption does not have legal or regulatory provisions which would limit the useful life. The contract itself will continue unless there is a breach.

d. The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants, adjusted for entity-specific factors in this paragraph. Contracts for electrical consumption generally contain automatic renewals which avoids risks of future permit or regulator review or transfers

e. The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels) Low effect as royalty is based off of use from industrial power contracts

f. The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). As in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not. Noted

ASC 350-30-35-4 If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. The contract for electrical consumption does not have legal or regulatory provisions which would limit the useful life. The contract itself will continue unless there is a breach.

Description of Asset and future cash flows On April 15, 2022, Royalty entered into a membership interests purchase agreement with ENCECo, Inc., the sole owner and member of Coking Coal Leasing LLC (“CCL”), whereby Royalty issued 236,974 shares to ENCECo, Inc. for the purchase of purchase of CCL. As part of this transaction, Royyalty, through CCL, purchased a contract to manage the electrical poweraccount for a coal mining complex located in Perry County, Kentucky. The fee for managing this contract payable to Royalty is $5,000 per month.

Contract Term The duration of the contract shall be until such time as all the facilities are no longer needed

Initial Investment $1,540,331.00

Conclusion of Indefinite Lived Determination Royalty deems this asset indefinite lived as this the ongoing monthly fees will continue as long as the permits remain. As of 12/31/22, we believe this will continue for the foreseeable future. This will be evaluated annually.

ASC 350-35-13-17 Royalty will perform subsequent measurement as outlined by

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16.

Regarding your response to comment 9 as it relates to RMC Environmental Services you have indicated that the intangible asset earnings in your view will continue for the foreseeable future. Please provide a fulsome response related to your considerations of Accounting Standards Codification (ASC) 350-30-35-3, 3(c) and 3(d) and 35-4. In your response, please tell us if there is a timeframe associated with the rights to operate the landfill, if there are renewal provisions and associated costs and if there are capacity constraints that limit the life of a landfill. Further, help us understand your consideration of section 35-4 which indicates that indefinite life determination with respect to a life that extends beyond the foreseeable future means that “there is no foreseeable limit on period of time over which it is expected to contribute to the cash flows of the reporting entity.”

Response: ASC 350-30-35-1 The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible with a finite useful life shall be amortized; an intangible asset with an indefinite useful life shall not be amortized.

ASC 350-30-35-3 The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular, all of the following factors with no one factor being more presumptive than the other:

a. The expected use of the asset by the entity. Revenue from environmental services

b. The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate. NA

c. Any legal, regulatory, or contractual provisions that may limit the useful life. The cash flows and useful lives of intangible assets that are based on legal rights are constrained by the duration of those legal rights. Thus, the useful lives of such intangible assets cannot extend beyond the length of their legal rights and may be shorter. There are no legal or regulatory provisions which limit the useful life

d. The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants, adjusted for entity-specific factors in this paragraph. Within the environmental services business, automatic extensions are prevalant so long as underlying agreement is being adhered to.

e. The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels). Low effect as revenue is based off of use of fill dirt from industrial and residential construction projects

f. The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). As in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not. Noted

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U.S. Securities and Exchange Commission

September 18, 2023

ASC 350-30-35-4 If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. Within the environmental services business - automatic extensions are prevalent so long as underlying agreement is being adhered to. As a dirt fill there is no permitting requirement. As a clean dirt fill facility, material is both brought into the facility and removed from the facility therefore defining capacity or length of time is not attainable.

Description of Asset and future cash flows On August 17, 2022, the Company formed RMC Environmental Services LLC as a wholly owned subsidiary of the Company for the purpose of purchasing certain rights to operate a clean dirt fill located in Hamilton County, Indiana that pays RMC Environmental Services for each load of clean fill material that is disposed on, or removed from, the location.

The consideration paid by the Company was $225,000 for the rights to operate this business.

Contract Term 5 years, with two 5 year extensions; thereafter renewable annually at mutual consent unless notice is given at least 30 days prior to an extension.

Initial Investment $225,000.00

Conclusion of Indefinite Lived Determination: We deem this asset indefinite lived as this is a viable business currently operating. As of 12/31/22, we believe this will continue for the foreseeable future. This will be evaluated annually.

ASC 350-35-13-17 The Company will perform subsequent measurement as outlined by ASC 350-35-13-17

17.

Regarding your response to comment 9 as it relates to the Texas Tech ongoing royalties related to sales of product created from the sponsored research agreement with Texas Tech University, please provide a fulsome response related to your considerations of Accounting Standards Codification (ASC) 350-30-35-3 and 35-4 and how you ultimately reached the conclusion to record this intangible asset as an indefinite lived intangible asset. In your response, please tell us about the key terms of the research agreement such as whether there is a term over which the research agreement applies or a term with respect to the underlying royalty payments. Also, include within your response the reason for the change in the amount of the asset for the reporting periods presented. We may have further comment after reading your response.

Response: After re-evaluating this asset due to a change in contract terms, Royalty determined to reclassify this asset from an intangible asset to a note receivable effective January 1, 2023.

Please do not hesitate to contact Mitchell Nussbaum at (212) 407-4159 or Joan S. Guilfoyle at (202) 524-8567 at Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Joan S. Guilfoyle

Joan S. Guilfoyle

Senior Counsel

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